Astec Industries, Inc.
1725 Shepherd Road / Chattanooga, TN  37421 / 423-899-5898 / FAX 423-899-4456

August 22, 2014

VIA EDGAR

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Astec Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 3, 2014 File No. 001-11595

Dear Mr. James

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter, dated July 29, 2014, with regard to the above-referenced filing.  Set forth below in this letter are the Company's responses to the comments in the Staff's letter.  For your convenience, we have set forth each of the Staff's comments in bold text below in the same numbered order in which they appear in the Staff's letter.

Form 10-K for the fiscal year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Inventory Valuation, page A-17

1. Comment. We see that inventory represents a significant amount of your assets at December 31, 2013. Please explain to us the nature of your inventory. In addition, considering the materiality of your inventory, future filings should discuss the specific "estimates, assumptions and judgments" you use to determine if any reductions in inventory to net realizable value are required.
Response.  We acknowledge your comment and provide the following information concerning the nature of our inventory.
Our inventory is comprised of raw materials, work-in-process, finished goods and used inventory valued at the lower of cost (first-in, first-out) or market.
a.            Raw material inventory consists of purchased steel and other items purchased for use in the manufacturing of our equipment produced for sale to our customers, or held for sale in our parts sales business.  This category also includes the manufacturing cost of completed equipment sub-assemblies produced by us for either the future integration into equipment manufactured at a later date or for sale in our parts sales business.
b.            Work-in-process inventory consists of the value of materials, labor and overhead incurred to date in the manufacturing of incomplete equipment or incomplete equipment sub-assemblies being produced.
c.            Finished goods inventory consists of completed equipment manufactured by us for sale to our customers.
d.            Used inventory consists of the lower of specific unit cost or market of used equipment accepted in trade or purchased on the open market.  This category also includes equipment owned by us and rented to prospective customers on a short-term or month-to-month basis.  Used equipment is valued at the lower of acquired or trade-in cost or market determined on each separate unit.  Each unit of rental equipment is valued at its original manufacturing cost and is reduced by an appropriate reserve each month during the period of time the equipment is rented.
We also acknowledge your comment regarding the materiality of our inventory and agree in future periodic filings to discuss the specific estimates, assumptions and judgments we use to determine if any reductions in inventory to net realizable value are required.  An example of the disclosure that will be included in future filings is included below.
Inventory Valuation:  Inventories are valued at the lower of cost (first-in, first-out) or market, which requires the Company to make specific estimates, assumptions and judgments in determining the amount, if any, of reductions in the valuation of inventories to their net realizable values.  The net realizable values of the Company's products are impacted by a number of factors, including changes in the price of steel, competitive sales pricing, quantities of inventories on hand, the age of the individual inventory items, market acceptance of the Company's products, the Company's normal gross margins, actions by our competitors, the condition of our used and rental inventory and general economic factors.  Once an inventory item's value has been deemed to be less than cost, a net realizable value allowance is calculated and a new "cost basis" for that item is effectively established.  This new cost is retained for that item until such time as the item is disposed of or the Company determines that an additional write-down is necessary.  Additional write-downs may be required in the future based upon changes in our assumptions due to general economic downturns in the economies in which we operate, changes in competitor pricing, new product design or other technological advances introduced by the Company or its competitors and other factors unique to individual inventory items.
The most significant component of the Company's inventory is steel.  A significant decline in the market price of steel could result in a decline in the market value of the equipment or parts we sell.   During periods of significant declining steel prices, the Company reviews the valuation of its inventories to determine if reductions are needed in the recorded value of inventory on hand to its net realizable value.
Each quarter, the Company reviews the individual items included in its finished goods, used equipment and rental equipment inventory on a model-by-model or unit-by-unit basis to determine if any item's net realizable value is below its carrying value.  This analysis is expanded to include items in work-in-process and raw material inventory if factors indicate those items may also be impacted.  In performing this review, judgments are made and, in addition to the factors discussed above, additional consideration is given to the age of the specific items of used or rental inventory, prior sales offers or lack thereof, the physical condition of the specific items and general market conditions for the specific items.  Additionally, an analysis of raw material inventory is performed each quarter to calculate reserves needed for obsolete inventory based upon quantities of items on hand, the age of those items and their recent and expected future usage or sale.

Management's Report on Internal Control over Financial Reporting, page A-23

2. Comment. Please tell us how you considered the restatement that was recorded during fiscal year 2013 in concluding that your internal control over financial reporting was effective at December 31, 2013. In this regard, we see that you identified the errors in the third quarter ended September 30, 2013 and there were no changes in your internal controls over financial reporting disclosed for the third or fourth quarter of your fiscal year.
Response.  We acknowledge your comment and provide the following information concerning our consideration of the restatement recorded in the third quarter of 2013 in concluding that our internal control over financial reporting was effective at December 31, 2013.
As disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, during the third quarter ended September 30, 2013 the Company discovered errors related to the elimination of intercompany profits on interdivisional sales within one of the Company's reporting segments.  After evaluating qualitative and quantitative factors relating to the errors, the Company determined that the errors were immaterial. The errors caused the financial results and inventory levels previously reported for 2009 through 2012 to be understated by an immaterial amount each period.
The Company determined that the error occurred as the result of a design deficiency in a control performed as a top level entry at the corporate level related to the consolidation process of two divisions at one of its subsidiaries.  In response, the Company transferred the process to the subsidiary level and enhanced an existing entity level control.  In addition, the Company's management performed internal testing to verify there were no potential errors in the Company's other intercompany elimination processes.
The Company's management determined that the deficiency was not a material weakness in the effectiveness of the Company's internal controls over financial reporting. In reaching its conclusion, the Company's management considered, among other factors, the magnitude of the error, the likelihood the deficiency could have resulted in a material error, and the existence of mitigating controls.  The Company believes the existing mitigating controls, which detected the immaterial error, would also have caught a material error had one occurred.  In addition, the Company implemented the corrective measures to its internal controls over financial reporting and completed its internal testing with respect thereto prior to December 31, 2013. Accordingly, the Company concluded that its internal control over financial reporting was effective at December 31, 2013.
The Company did not disclose any changes in its internal control over financial reporting during the third or fourth quarters of its fiscal year ended December 31, 2013 as the Company determined the changes in internal control over financial reporting described above did not materially affect, and are not reasonably likely to materially affect, the Company's internal control over financial reporting.

Consolidated Financial Statements

3. Comment. We note the disclosure in Note 2 about the restatement related to the elimination of intercompany profits on interdivisional sales that impacted periods going back to 2009. Please tell us why you do not label your financial statements as "restated." Please refer to FASB ASC 250-10-50-7 and 8.

Response.  We acknowledge your comment and provide the following commentary in response:
As discussed in our response to the previous comment, the Company determined, consistent with FASB ASC 250-10-S99-2, the restated amounts represented a correction of an immaterial error.  Because the error was immaterial, we do not believe FASB ASC 250-10-50-7 and 8 requires the Company to label its financial statements as "restated."
Nonetheless, in order to ensure the transparency of its financial statement reporting, the Company disclosed the error in the notes to its financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in each of its Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.
*            *            *
The Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions or concerns about the foregoing, please do not hesitate to call me at (423) 899-5898.

Sincerely,

/s/ David C. Silvious
David C. Silvious
Chief Financial Officer and Treasurer
Astec Industries, Inc.